Exhibit 4.6

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934

Quotient Technology Inc. (“we,” “our,” “us,” or the “Company”) has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock, $0.00001 par value (“Common Stock”), and the rights (each, a “Right” and collectively, the “Rights”) to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.00001 per share (“Series A Preferred Stock”). The following summary of the terms of our Common Stock and Rights is based upon our Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), our Certificate of Designation dated November 12, 2021 (“Certificate of Designation”), our Amended and Restated Bylaws (the “Bylaws”), and that certain Tax Benefits Preservation Plan (“Tax Benefits Preservation Plan”) dated November 11, 2021 by and between us and American Stock Transfer & Trust Company, LLC, as agent (“Rights Agent”). This summary does not purport to be complete and is subject to, and is qualified in its entirety by express reference to, the applicable provisions of our Certificate of Incorporation, our Certificate of Designation and our Bylaws and the Tax Benefits Preservation Plan, each of which are incorporated by reference herein and filed as exhibits to our Annual Report on Form 10-K, of which this Exhibit 4.6 is a part. We encourage you to read our Certificate of Incorporation, our Certificate of Designation, our Bylaws, the Tax Benefits Preservation Plan and the applicable provisions of the Delaware General Corporation Law (the “DGCL”) for more information.

Authorized Capital Stock

Our authorized capital stock consists of 260,000,000 shares, of which:
• 250,000,000 shares are designated as Common Stock, $0.00001 par value per share; and
• 10,000,000 shares are designated as Preferred Stock, $0.00001 par value per share, of which 250,000 shares have been designated as Series A Junior Participating Preferred Stock, $0.00001 par value per share.
Common Stock

Voting Rights
Holders of our Common Stock are entitled to one vote per share of Common Stock on all matters on which the holders of Common Stock are entitled to vote. In addition, the affirmative vote of the holders of 66-2/3% of the voting power of all of the then outstanding shares of our capital stock is required to take certain actions, including amending certain provisions of our Certificate of Incorporation and Bylaws.
We have not provided for cumulative voting for the election of directors in our Certificate of Incorporation.

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Common Stock will be entitled to share equally, identically, and ratably, on a per share basis, with respect to any dividend or distribution of cash or property out of assets or funds legally available therefor, as our board of directors may from time to time determine.

Liquidation Rights.
In the event of our liquidation, dissolution or winding-up, upon the completion of any distributions required with respect to any shares of preferred stock that may then be outstanding, our remaining assets legally available for distribution to common stockholders shall be distributed on an equal priority, pro rata basis to the holders of Common Stock.

Rights and Preferences
Except for the right to receive Series A Preferred Stock that was granted to stockholders of record as of November 24, 2021 pursuant to, and as set forth in, the Tax Benefits Preservation Plan, holders of our Common Stock have no preemptive, conversion, subscription, or other rights, and there are no redemption or sinking fund provisions applicable to our Common Stock. The rights, preferences, and privileges of the holders of our Common Stock (i) are subject to, and would be adversely affected by, the rights of any holders of our Series A Preferred Stock if and upon issuance of such stock pursuant to the Tax Benefits Preservation Plan, and (ii) are subject to, and may be adversely affected by, shares of any series of our Preferred Stock that we may designate in the future.

Preferred Stock Purchase Rights
In connection with the Tax Benefits Preservation Plan, our board of directors (“Board”) declared a dividend of one Right to stockholders of record at the close of business on November 24, 2021 (the “Record Date”). Each Right entitles its holder, under the circumstances described below, to purchase from the Company one one-thousandth of a share of Series A Preferred Stock at an exercise price of $28.00 per Right, subject to adjustment.
The Rights attach to any shares of Common Stock that were outstanding as of the Record Date or became outstanding after the Record Date and prior to the earlier of the Distribution Time (as defined below) and the Expiration Time (as defined below), and in certain other circumstances described in the Tax Benefits Preservation Plan.
Until the Distribution Time, the Rights are associated with Common Stock and evidenced by Common Stock certificates or, in the case of uncertificated shares of Common Stock, the book-entry account that evidences record ownership of such shares, which contains a notation incorporating the Tax Benefits Preservation Plan by reference, and the Rights are transferable with and only with the underlying shares of Common Stock.

Separation and Distribution of Rights; Exercisability.
Subject to certain exceptions, the Rights become exercisable and trade separately from Common Stock only upon the “Distribution Time,” which occurs upon the earlier of:
•the close of business on the tenth (10th) day after the “Stock Acquisition Date” (which is (a) the first date of public announcement that any person or group has become an “Acquiring Person,” which is defined as a person or group that, together with its affiliates and associates, beneficially owns 4.9% or more of the outstanding shares of Common Stock (with certain exceptions, including those described below) or (b) such other date, as determined by the Board, on which a person or group has become an Acquiring Person), or
•the close of business on the tenth (10th) business day (or such later date as may be determined by the Board prior to such time as any person or group becomes an Acquiring Person) after the commencement of a tender offer or exchange offer that, if consummated, would result in a person or group becoming an Acquiring Person.

The Board may determine that any person is an Acquiring Person if such person becomes the beneficial owner of 4.9% or more of the then-outstanding shares of Common Stock under the regulations promulgated under the Internal Revenue Code (“Code”).

An Acquiring Person does not include:
•the Company or any subsidiary of the Company;
•any officer, director or employee of the Company or any subsidiary of the Company in his or her capacity as such;
•any employee benefit plan of the Company or of any subsidiary of the Company or any entity or trustee holding (or acting in a fiduciary capacity in respect of) shares of capital stock of the Company for or pursuant to the terms of any such plan or for the purpose of funding other employee benefits for employees of the Company or any subsidiary of the Company;
•any person or group, together with its affiliates and associates, whose beneficial ownership of 4.9% or more of the then-outstanding shares of Common Stock will not jeopardize or endanger the availability to the Company of any net operating loss (“NOL”) or other tax attribute, as determined by the Board in its sole discretion prior to the time any person becomes an Acquiring Person (provided that such person will be an Acquiring Person if the Board subsequently makes a contrary determination in its sole discretion, regardless of the reason for such contrary determination); or
•any person or group that, together with its affiliates and associates, as of immediately prior to the first public announcement of the adoption of the Tax Benefits Preservation Plan, beneficially owns 4.9% or more of the outstanding shares of Common Stock so long as such person or group continues to beneficially own at least 4.9% of the outstanding shares of Common Stock and does not acquire shares of Common Stock to beneficially own an amount equal to or greater than the greater of 4.9% of the shares of Common Stock then outstanding and the sum of the lowest beneficial ownership of such person or group since the public announcement of the adoption of the Tax Benefits Preservation Plan plus one share of Common Stock.

In addition, the Tax Benefits Preservation Plan provides that no person or group will become an Acquiring Person as a result of share purchases or issuances directly from the Company or through an underwritten offering approved by the Board. Also, a person or group will not be an Acquiring Person if the Board determines that such person or group has become an Acquiring Person inadvertently and such person or group as promptly as practicable divests a sufficient number of shares so that such person or group would no longer be an Acquiring Person. There are also certain exceptions for an “investment advisor” to mutual funds or a trustee of trusts qualified under Section 401(a) of the Code sponsored by unrelated corporations, unless the Board determines, in its reasonable discretion, that such investment advisor or trustee is deemed to beneficially own 4.9% or more of the shares of Common Stock then outstanding under specified regulations promulgated under the Code.
Certain synthetic interests in securities created by derivative positions, whether or not such interests are considered to be ownership of the underlying Common Stock or are reportable for purposes of Regulation 13D of the Exchange Act, are treated as beneficial ownership of the number of shares of Common Stock equivalent to the economic exposure created by the derivative position, to the extent actual shares of Common Stock are directly or indirectly held by counterparties to the derivatives contracts. In addition, for purposes of the Tax Benefits Preservation Plan, a person or group is deemed to beneficially own shares that such person is deemed to directly, indirectly or constructively own (as determined for purposes of Section 382 of the Code or the regulations promulgated under the Code).

Expiration Time.
The Rights will expire on the earliest to occur of (a) the close of business on November 11, 2024 (the “Final Expiration Time”), (b) the time at which the Rights are redeemed or exchanged by the Company (as described below), (c) (i) the close of business on the first business day following the certification of the voting results of the Company’s 2022 annual meeting of stockholders, if stockholder approval of the Tax Benefits Preservation Plan has been proposed and not obtained at such meeting or (ii) November 11, 2022, if stockholder approval of the Tax Benefits Preservation Plan has not been obtained by such date, (d) upon the closing of any merger or other acquisition transaction involving the Company pursuant to a merger or other acquisition agreement that has been approved by the Board before any person or group becomes an Acquiring Person, and (e) the time at which the Board determines that the NOLs and certain other tax attributes are utilized in all material respects or that an ownership change under Section 382 of the Code would not adversely impact in any material respect the time period in which the Company could use the NOLs and other tax attributes or materially impair the amount of NOLs and other tax attributes that could be used by the Company in any particular time period, for applicable tax purposes (the earliest of (a), (b), (c), (d) and (e) being herein referred to as the “Expiration Time”).

Flip-in Event.
In the event that any person or group (other than certain exempt persons) becomes an Acquiring Person (a “Flip-in Event”), each holder of a Right (other than such Acquiring Person, any of its affiliates or associates or certain transferees of such Acquiring Person or of any such affiliate or associate, whose Rights automatically become null and void) will have the right to receive, upon exercise, Common Stock having a value equal to two times the exercise price of the Right.
For example, at an exercise price of $28.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a Flip-in Event would entitle its holder to purchase $56.00 worth of Common Stock for $28.00. Assuming that Common Stock had a per share value of $7.00 at that time, the holder of each valid Right would be entitled to purchase 8 shares of Common Stock for $3.50.

Flip-over Event.
In the event that, at any time following the Stock Acquisition Date, any of the following occurs (each, a “Flip-over Event”):

•the Company consolidates with, or merges with and into, any other entity, and the Company is not the continuing or surviving entity;
•any entity engages in a share exchange with or consolidates with, or merges with or into, the Company, and the Company is the continuing or surviving entity and, in connection with such share exchange, consolidation or merger, all or part of the outstanding shares of Common Stock are changed into or exchanged for stock or other securities of any other entity or cash or any other property; or
•the Company sells or otherwise transfers, in one transaction or a series of related transactions, 50% or more of the Company’s assets, cash flow or earning power, each holder of a Right (except Rights which previously have been voided as described above) will have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

Preferred Stock Provisions.
Each share of Series A Preferred Stock, if issued: will not be redeemable, will entitle the holder thereof, when, as and if declared, to quarterly dividend payments equal to the greater of $1,000 per share and 1,000 times the amount of all cash dividends plus 1,000 times the amount of non-cash dividends or other distributions paid on one share of Common Stock, will entitle the holder thereof to receive $1,000 plus accrued and unpaid dividends per share upon liquidation and, if shares of Common Stock are exchanged via merger, consolidation or a similar transaction, will entitle the holder thereof to a per share payment equal to the payment made on 1,000 shares of Common Stock.

Anti-Dilution Adjustments.
The exercise price payable, and the number of shares of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent against dilution:
•in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock,
•if holders of the Series A Preferred Stock are granted certain rights, options or warrants to subscribe for Series A Preferred Stock or convertible securities at less than the current market price of the Series A Preferred Stock or
•upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).
With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments amount to at least 1% of the exercise price. No fractional shares of Series A Preferred Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Stock on the last trading day prior to the date of exercise.

Redemption; Exchange.
At any time prior to the earlier of (i) the close of business on the tenth (10th) day following the Stock Acquisition Date or (ii) the Final Expiration Time, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (subject to adjustment and payable in cash, Common Stock or other consideration deemed appropriate by the Board). Immediately upon the action of the Board authorizing any redemption or at such later time as the Board may establish for the effectiveness of the redemption, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.
At any time after any Acquiring Person, together with all of its affiliates and associates, becomes the beneficial owner of 50% or more of the outstanding shares of Common Stock, the Company may exchange the Rights (other than Rights owned by the Acquiring Person or any of its affiliates or associates , whose Rights will have become null and void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Series A Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

Exemption Requests.
A person desiring to either (i) effect a transaction that might result in such person becoming a beneficial owner of 4.9% or more of the then-outstanding shares of Common Stock or (ii) effect a transaction that might result in such person owning additional shares of Common Stock when such person already owns 4.9% or more of the then-outstanding shares of Common Stock may, by following the procedures outlined in the Tax Benefits Preservation Plan, request that the Board determine that such person would not be an Acquiring Person. In such case, the Board may grant the exemption notwithstanding the effect on the Company’s NOLs and other tax attributes, if the Board determines that such approval is in the best interests of the Company. The Board may impose any conditions that it deems reasonable and appropriate in connection with any such determination, including restrictions on the ability of the requesting person to transfer shares acquired by it in the transaction requiring approval.

Amendment of the Tax Benefits Preservation Plan.
The Company and the Rights Agent may from time to time amend or supplement the Tax Benefits Preservation Plan without the consent of the holders of the Rights. However, on or after the Stock Acquisition Date, no amendment can materially adversely affect the interests of the holders of the Rights (other than the Acquiring Person, any of its affiliates or associates or certain transferees of Acquiring Person or of any such affiliate or associate).
Miscellaneous.
While the distribution of the Rights is not taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) or for common stock of the acquiring company or in the event of the redemption of the Rights as described above.

Anti-Takeover Provisions
Some provisions of Delaware law and our Certificate of Incorporation and Bylaws contain provisions that could make the following transactions more difficult: (i) acquisition of us by means of a tender offer; (ii) acquisition of us by means of a proxy contest or otherwise; or (iii) removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.
The operation of the Tax Benefits Preservation Plan could likewise make transactions (i)-(iii) more difficult. The Company adopted the Tax Benefits Preservation Plan in order to protect against a possible limitation on our ability to use our NOLs and other tax assets under Section 382 of Code. Our ability to use these tax assets would be substantially limited if we experienced an “ownership change” within the meaning of Section 382 of the Code. Generally, an “ownership change” occurs if the percentage of a company’s stock owned by one or more of its “5-percent shareholders” (as such term is defined in Section 382 of the Code) increases by more than 50 percentage points over a rolling three-year period.
Summarized below are the DGCL, Certificate of Incorporation, and Bylaw provisions that are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board. We believe the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Anti-Takeover Statute
We are subject to Section 203 of the DGCL (“Section 203”), which generally prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:
• before such date, the Board of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
• upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
• on or after such date, the business combination is approved by the Board and authorized by the stockholders, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.
In general, Section 203 defines a “business combination” to include the following:
• any merger or consolidation involving the corporation and the interested stockholder;
• any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
• subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
• any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or
• the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.
In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Undesignated Preferred Stock
The ability to authorize undesignated Preferred Stock makes it possible for our Board to issue Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company.

Tax Benefits Preservation Plan
In connection with the adoption of the Tax Benefits Preservation Plan, our Board has authorized 250,000 shares of Series A Preferred Stock. We adopted the Tax Benefits Preservation Plan in order to protect against a possible limitation on our ability to use our NOLs and other tax assets under Section 382 of the Code. Our ability to use these tax assets would be substantially limited if we experienced an “ownership change” within the meaning of Section 382 of the Code. Generally, an “ownership change” occurs if the percentage of a company’s stock owned by one or more of its “5-percent shareholders” (as such term is defined in Section 382 of the Code) increases by more than 50 percentage points over a rolling three-year period.

Special Stockholder Meetings
Our Certificate of Incorporation provides that a special meeting of the stockholders may be called only by our Board, our Executive Chairman, or our Chief Executive Officer.

Requirements for Advance Notice of Stockholder Nominations and Proposals
Our Bylaws establish advance notice procedures for stockholders when nominating candidates for election as directors and proposing business matters. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive office not less than 90 days nor more than 120 days prior to the first anniversary date of the preceding year’s annual meeting. As a result, our Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.

No Cumulative Voting
The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our Certificate of Incorporation provides otherwise. Our Certificate of Incorporation and Bylaws do not expressly provide for cumulative voting.

No Stockholder Action by Written Consent

Our Certificate of Incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our Bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

Board Composition
Our Certificate of Incorporation provides for a board of directors comprising three classes of directors, with each class serving a three-year term beginning and ending in different years than those of the other two classes. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.
This tri-class structure, combined with the other provisions in our Certificate of Incorporation and our Bylaws, make it more difficult for another party to obtain control of us by replacing our Board. Since our Board has the power to retain and discharge our officers, these provisions could also make it more difficult for another party to effect a change in management.

Choice of Forum
Our Certificate of Incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty; (iii) any action asserting a claim against us arising under the DGCL; (iv) any action regarding our Certificate of Incorporation or our Bylaws; or (v) any action asserting a claim against us that is governed by the internal affairs doctrine. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

Transfer Agent and Registrar
The transfer agent and registrar for our Common Stock is American Stock Transfer & Trust Company, LLC.

Listing
Our Common Stock is currently listed on the NYSE under the symbol “QUOT.”